Exhibit 99.1

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On April 2010 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4.833.506	1,11	1,11

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share (1)	Common	Fator	Buy	04/27/2010	2,000	22.50	45000.00

Closing Balance*

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	9.759.011	1,12	1,12

(1) João Vinicius Prianti

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 31, 2010 was approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 2 (two) shares.

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On April 2010 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	323	0,00	0,00

Changes in the month

Security/	Characteristic of
Derivative	Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	646	0,00	0,00

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 31, 2010 was approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 2 (two) shares.

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On April 2010 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	122.787.911	28.15	28.15

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	ICAP	Sell	04/07/2010	30.000	23,69	710,570,00
Share	Common	BRASCAN	Sell	04/07/2010	30.000	23,92	717.450,00
Share	Common	BRASCAN	Sell	04/08/2010	40.000	24,27	970.995,00
Share	Common	CM CAPITAL	Sell	04/13/2010	20.000	23,80	476.000,00
Share	Common	SAFRA	Sell	04/13/2010	16.100	23,86	384.188,00
Share	Common	CRUZEIRO	Sell	04/14/2010	38.500	23,82	916.975,00
Share	Common	ATIVA	Sell	04/15/2010	48.000	23,86	1.145.244,00
Share	Common	BRADESCO	Sell	04/16/2010	80.000	23,70	1.895.832,00
Share	Common	SANTANDER	Sell	04/19/2010	40.000	23,76	950.300,00
Share	Common	ICAP	Sell	04/19/2010	20.000	23,83	476.563,00
Share	Common	ATIVA	Sell	04/20/2010	31.000	23,76	736.450,00
Share	Common	BRASCAN	Sell	04/20/2010	20.000	23,74	474.800,00
Share	Common	SOCOPA	Sell	04/22/2010	10.000	23,42	234.200,00
Share	Common	VOTORANTIM	Sell	04/22/2010	10.000	23,42	234.200,00
Share	Common	CM CAPITAL	Sell	04/22/2010	30.000	23,52	705.700,00
Share	Common	BRADESCO	Sell	04/22/2010	20.000	23,46	469.200,00
Share	Common	ÁGORA	Sell	04/23/2010	20.000	23,72	474.400,00
Share	Common	SLW	Sell	04/23/2010	12.400	23,51	291.558,00
Share	Common	BES	Sell	04/23/2010	2.000	23,50	47.000,00
Share	Common	CRUZEIRO	Sell	04/26/2010	20.000	23,50	469.902,00
Share	Common	BRASCAN	Sell	04/26/2010	17.100	23,46	401.166,00

Share	Common	BES	Sell	04/27/2010	31.000	23,33	723.211,00
Share	Common	BRADESCO	Sell	04/29/2010	18.000	22,64	407.580,00
Share	Common	SANTANDER	Sell	04/29/2010	30.000	22,54	676.300,00
Share	Common	SAFRA	Sell	04/29/2010	3.900	22,68	88.452,00
Share	Common	SOCOPA	Sell	04/30/2010	20.000	22,58	451.500,00
Share	Common	SLW	Sell	04/30/2010	20.000	22,95	458.906,00
Share	Common	SAFRA	Sell	04/30/2010	40.000	22,79	911.676,00
Share	Common	BRADESCO	Sell	04/22/2010	15.000	23,25	348.750,00
Share	Common	BRADESCO	Sell	04/22/2010	15.000	23,28	349.200,00
Share	Common	BRADESCO	Sell	04/22/2010	30.000	23,30	699.000,00
Share	Common	BRADESCO	Sell	04/22/2010	37.200	23,35	868.620,00
Share	Common	BRADESCO	Sell	04/22/2010	30.000	23,37	701.100,00
Share	Common	BRADESCO	Sell	04/22/2010	19.000	23,38	444.220,00
Share	Common	BRADESCO	Sell	04/22/2010	14.700	23,40	343.980,00
Share	Common	BRADESCO	Sell	04/22/2010	3.800	23,41	88.958,00
Share	Common	BRADESCO	Sell	04/22/2010	22.000	23,42	515.240,00
Share	Common	BRADESCO	Sell	04/22/2010	6.300	23,43	147.609,00
Share	Common	BRADESCO	Sell	04/22/2010	4.400	23,44	103.136,00
Share	Common	BRADESCO	Sell	04/22/2010	17.600	23,45	412.720,00
Share	Common	BRADESCO	Sell	04/22/2010	7.000	23,46	164.220,00
Share	Common	BRADESCO	Sell	04/22/2010	5.000	23,47	117.350,00
Share	Common	BRADESCO	Sell	04/22/2010	13.500	23,48	316.980,00
Share	Common	BRADESCO	Sell	04/22/2010	8.000	23,49	187.920,00
Share	Common	BRADESCO	Sell	04/22/2010	10.000	23,50	235.000,00
Share	Common	BRADESCO	Sell	04/22/2010	19.500	23,51	458.445,00
Share	Common	BRADESCO	Sell	04/22/2010	2.000	23,52	47.040,00
Share	Common	BRADESCO	Sell	04/22/2010	15.000	23,53	352.950,00
Share	Common	BRADESCO	Sell	04/22/2010	500	23,56	11.780,00
Share	Common	BRADESCO	Sell	04/22/2010	14.500	23,57	341.765,00

Closing Balance*

Security/			% interest
Derivative	Characteristic of ,Security	Number	Same kind		Total
Share	Common	242.557.224	27.80	`	27.80

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 31, 2010 was approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 2 (two) shares.

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On April 2010 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☒ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7.010	0,00	0,00

Changes in the month

Security/	Characteristic of
Derivative	Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—		—	—	—	—	—	—

Closing Balance*

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	14.020	0,00	0,00

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 31, 2010 was approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 2 (two) shares.